EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,
	2015	2014
	(Millions)
Net income attributable to Tenneco Inc.	$127	$127
Add:
Interest expense	33	38
Portion of rental representative of the interest factor	10	11
Income Tax Expense (Benefit)	88	86
Noncontrolling interests	27	18
Amortization of interest capitalized	3	2
Undistributed (earnings) losses of affiliated companies in which less
than a 50% voting interest is owned	1	—
Earnings as defined	$289	$282
Interest expense	33	38
Interest capitalized	3	2
Portion of rentals representative of the interest factor	10	11
Fixed charges as defined	$46	$51
Ratio of earnings to fixed charges	6.28	5.53